N E W S R E L E A S E

TALISMAN ENERGY ANNOUNCES RENEWABLE ENERGY
ON STREAM FOR BEATRICE

CALGARY, ALBERTA - May 8, 2007 - Talisman Energy (UK) Limited, a wholly owned subsidiary of Talisman Energy Inc., has announced first power from the Beatrice Wind Farm Demonstrator Project.

The joint venture between Talisman and Scottish and Southern Energy (SSE) is a central part of DOWNViND (Distant Offshore Wind Farms No Visual Impact iN Deepwater).

The 85 metre high 5MW turbine, the largest in offshore deepwater, will be used to generate electricity for the nearby Beatrice platform, 25 kilometres off the east coast of Scotland. A second turbine will be installed nearby in the summer to complete the project.

“We are making history with the first electricity being generated by this offshore deepwater turbine,” said Talisman Energy Inc. President and Chief Executive Officer Dr Jim Buckee. “This achievement is a huge milestone in the DOWNViND project.

“We look forward to installing the second turbine this summer in order that the Demonstrator Project can become fully operational, and in doing so help prolong the life of the Beatrice oil field. It is an inspiring example of the interface that is possible between the oil and gas business and the renewable energy industry.”

DOWNViND, which includes 18 different organizations from six European countries is one of the European Community’s largest renewable energy research and development programs and is designed to ensure that Europe is well positioned to take a global lead in developing deepwater offshore wind farms.

Over a period of time the feasibility of large scale offshore wind farm developments will be assessed.  This will establish the technical performance and economic viability of large scale developments.  Only when this analysis has been completed would Talisman examine the potential for a large scale offshore wind farm.

Funding for the project was provided by a variety of organizations, including the European Community (EUR 6 million), the Scottish Executive (£3 million) and UK Department for Trade and Industry (£3 million). The remainder of the funding came from Talisman and SSE, augmented by contributions in kind from many of the participants.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate   Christopher J. LeGallais
& Investor Communications   Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210      Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com       Email:  tlm@talisman-energy.com

18-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation. These forward-looking statements include, among others, statements regarding: business plans to use the first turbine to generate electricity for the Beatrice platform; business plans to install a second turbine and estimated timing thereof; business plans and strategy regarding future feasibility assessments; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects,” “does not expect” or “is expected,” “anticipates” or “does not anticipate,” “plans” or “planned,” “estimates” or “estimated,” “projects” or “projected,” “forecasts” or “forecasted,” “believes,” “intends,” “likely,” “possible,” “probable,” “scheduled,” “positioned,” “goals,” or “objectives” or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•	potential delays or changes in plans with respect to the Demonstrator Project or capital expenditures associated therewith;
•     health, safety and environmental risks;
•     changes to general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•     the Company’s ability to implement its business strategy.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.